

April 3, 2013

<u>Via E-mail</u>
Howard Schwimmer
Michael S. Frankel
Co-Chief Executives Officers
Rexford Industrial, Inc.
11620 Wilshire Boulevard, Suite 300
Los Angeles, CA 90025

> **Re:** **Rexford Industrial, Inc.**
> **Confidential Draft Registration Statement on**
> **Form S-11**
> **Submitted March 7, 2013**
> **CIK No. 0001571283**

Dear Messrs. Schwimmer and Frankel:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you

        submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Distribution Policy, page 18

4.   Please tell us how you determined it is appropriate for you to project your initial dividend distribution. With a view toward disclosure, please illustrate, in tabular format, your 12-month projected cash available for distribution, including the ratio of the projected available cash and the projected dividend. As applicable, please address the comparability of your pro forma results to your reasonable beliefs about results over the next twelve months.

We could incur significant costs…., page 37

5.   We note your disclosure here that some of your properties "have been" impacted by contamination and, in the next risk factor, that some properties may contain mold or have other air quality issues. Where known, please identify the properties that are impacted by contamination, mold, or other air quality issues.

Dilution, page 55

6.   Please include a table comparing the relative contributions of the affiliates of the Rexford Funds and the new investors or advise. Please refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

7.   Please revise to include a more detailed discussion of leasing activity for the periods discussed, including the amount of new leases and renewed leases executed, and the amount of leases that were not renewed. With respect to renewed leases, please provide quantitative disclosure comparing the rental rates on expiring leases with the rates on the new leases.

8.   Here or in your properties subsection, please discuss why your portfolio does not experience occupancy rates that are consistent with the percentages discussed on page 75.

Scheduled Lease Expirations, page 61

9.   Considering the leases scheduled to expire during the next two years, please revise your disclosure here or elsewhere, as applicable, to discuss the relationship between market rents and expiring leases.

10.   It appears that the weighted average in-place remaining lease term of 2.28 years is significantly impacted by the expirations in the next two years. Please tell us your expectations regarding the possible duration terms of renewal and new leases for such space and the basis for such expectations, if possible.

Our Properties, page 84

11.   We note the calculation of annualized base rent for the purposes of these tables. Please clarify for us how the exclusion of rent abatements impacts, if at all, the base rent and rental figures disclosed in this section. Also, please tell us whether any other rent adjustments are provided to tenants.

12.   Please tell us if you are able to provide the weighted average duration of your 16% vacancy.

Lease Expirations, page 93

13.   Considering upcoming lease expirations, please expand, in future filings, the lease expiration table to a 10 year period if the aggregate percentage of annualized rent in leases that will expire after five years is material.

Directors and Executive Officers, page 97

14.   Please revise to describe the business experience during the past five years for each person, including dates and principal occupation and employment.

15.   For each director, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Rexford Industrial, Inc. Pro Forma Consolidated Financials, F-1

16.   We note that you are accounting for your formation transaction as a combination of entities under common control. Please clarify to us how you determined that each of these entities is under common control. Generally to obtain common control, an individual or enterprise holds more than 50% of the voting ownership interest of each entity or a group of shareholders holds more than 50% of the voting ownership interest of each entity with a written agreement to vote a majority of the entities' shares in concert.

In your response list all of the entities involved and the principals' ownership percentage of each entity that is being combined.

Exhibit Index

17. We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

18. We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Latham & Watkins, LLP